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                             September 18, 2023

       Nik Jhangiani
       Chief Financial Officer
       COCA-COLA EUROPACIFIC PARTNERS plc
       Pemberton House, Bakers Road
       Uxbridge UB8 1EZ
       United Kingdom

                                                        Re: COCA-COLA
EUROPACIFIC PARTNERS plc
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Responses Dated
August 16 & 18, 2023
                                                            File No. 001-37791

       Dear Nik Jhangiani:

                We have reviewed your August 16, 2023 and August 18, 2023, responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 2, 2023 letter.

       Form 20-F filed March 17, 2023

       Consolidated Financial Statements
       Note 7 - Intangible assets and goodwill
       TCCC franchise intangible assets, page 170

   1. In order for us to more fully evaluate your accounting for the TCCC franchise intangible assets, please provide
the following additional information:
                                                            We note others
entities in the Coca-Cola bottling system have bottling agreements with TCCC that
appear to include successive 10 year renewal options. Explain why your agreements
did not include successive renewal options.
                                                            In regard to your
intention to extend, amend or replace the contracts with TCCC, tell us whether you
expect any other terms and conditions in the contracts to change or if
 Nik Jhangiani
COCA-COLA EUROPACIFIC PARTNERS plc
September 18, 2023
Page 2
              the only change you anticipate relates to extending the terms of the contracts.
                Tell us if you have any written or verbal agreements with TCCC that demonstrate both parties' intent to extend the current contractual terms beyond the 20 years stipulated in the contracts or to replace the current contracts at the end of their
              20 year terms with new contracts with the same terms.
                Tell us what, if any, history you have of amending your contracts or entering into new contracts with TCCC prior to 2016.
                Explain how the intangible asset was recorded, including whether the entire balance was recorded as a result of your accounting for business combinations.
                In regards to your contracts with TCCC, tell us if you record separate intangible assets related to each territory or explain how the intangible asset is allocated to each territory. If applicable, tell us to the extent to which a few territories comprise the majority of the intangible asset balance.



        You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 if you have questions regarding these comments.



FirstName LastNameNik Jhangiani           Sincerely,
Comapany NameCOCA-COLA EUROPACIFIC PARTNERS plc
                                          Division of Corporation Finance
September 18, 2023 Page 2                 Office of Manufacturing
FirstName LastName